FORM 51–102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Great Panther Silver Limited (the “Company” or “Great Panther”)
1330 - 200 Granville Street
Vancouver, British Columbia, V6C 1S4

Item 2	Date of Material Change

June 30, 2017

Item 3	News Release

A news release with respect to the material change referred to in this report was disseminated through CNW Group on July 3, 2017 and subsequently filed under the profile of the Company on SEDAR at www.sedar.com on July 4, 2017.

Item 4	Summary of Material Change

The Company’s Peruvian subsidiary, Great Panther Silver Peru S.A.C. (“GP Peru”), completed the acquisition (the “Acquisition”) of all of the issued and outstanding shares of Nyrstar Coricancha S.A. (“Coricancha”) from Nyrstar International B.V. and Nyrstar Netherlands (Holdings) B.V., as sellers (together “Nyrstar”) on June 30, 2017 (the “Completion”). Coricancha is the owner of the Coricancha gold-silver-lead-zinc-copper mine and mill complex in Peru (the “CMC”).

The Acquisition was completed pursuant to a Share Purchase Agreement (the “SPA”) originally dated December 19, 2016 among the Company, GP Peru, Nyrstar and Coricancha (the “Original SPA”), as amended and restated on June 9, 2017 (the “Amended and Restated SPA”) and as further amended by agreement dated June 28, 2017 (the “Second Amendment Agreement”). References to the SPA in this report are to the Original SPA, as subsequently amended and restated by the Amended and Restated SPA and amended by the Second Amendment Agreement.

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

The SPA

The Company entered into the Original SPA with Nyrstar on December 19, 2016 whereby the Company’s wholly-owned subsidiary, GP Peru, agreed to purchase all of the issued and outstanding shares of Coricancha. Coricancha is the owner of a 100% interest in the CMC. The parties entered into the Amended and Restated SPA on June 9, 2017 in order to incorporate certain amendments to facilitate the reorganization of Nyrstar’s investments in Peru in connection with its planned divestitures. The amendments in the Amended and Restated SPA did not materially impact the original terms of the Acquisition under the Original SPA. The parties entered into the Second Amendment Agreement effective June 28, 2017 in order to defer payment of the initial US$0.1 million portion of the Purchase Price (the “Completion Price”) from the closing date to a date no later than five business days following the receipt of a final cost certificate from the Peruvian tax authority (“SUNAT”) that relates to the cost base of Nyrstar’s shares in Coricancha (the “Cost Certificate”). The Second Amendment Agreement also included corresponding agreements relating to certain tax matters.

A copy of the Original SPA was filed on SEDAR on January 13, 2017. A copy of the each of the Amended and Restated Share Purchase Agreement and the Second Amendment Agreement will be filed on SEDAR concurrent with the filing of this report. Investors are advised to refer to the copy of the filed agreements for a complete description of the terms of the Acquisition. The forms of the Mine Closure Agreement, Earn-Out Agreement and Parent Company Guarantee, each as discussed below, are each included as exhibits to the Original SPA and Amended and Restated SPA. The summary of material terms of each of the agreements provided above is qualified by reference to the entirety of the SPA.

Capitalized terms used in the discussion below that are not defined have the meaning prescribed to them in the SPA and related exhibits.

Closing of the Acquisition

The Acquisition was completed by Nyrstar transferring all of the issued and outstanding shares of Coricancha to GP Peru. Concurrently, the following agreements were executed in accordance with the SPA and are in effect as of Completion:

•	An earn-out agreement between the Company, GP Peru, Nyrstar and Coricancha, in the form attached to the SPA (the “Earn-Out Agreement”);
•	A mine closure agreement between Nyrstar and Coricancha, in the form attached to the SPA (the “Mine Closure Agreement”); and
•	A guarantee of Nyrstar NV, the ultimate parent of Nyrstar, in favour of GP Peru and the Company, in the form attached to the SPA (the “Nyrstar Parent Guarantee”).

Nyrstar and the Company also executed a transition services agreement on closing in order to facilitate the transition of management and ownership of Coricancha and the CMC to the Company and GP Peru. The transition services agreement is limited to an initial three month term following Completion.

Acquisition Consideration

Under the terms of the SPA, GP Peru has acquired Coricancha from Nyrstar for a purchase price to be paid by GP Peru to Nyrstar (the “Purchase Price”) comprised of:

•	the Completion Price of US$0.1 million, which will be paid within five days of receipt of the Cost Certificate from SUNAT (anticipated to be completed in August 2017), and
•	up to US$10.0 million in earn-out consideration to be paid under the Earn-Out Agreement, as described further below.

Earn-Out Agreement

Under the Earn-Out Agreement, Coricancha will pay Earn-Out Consideration to Nyrstar that will equal 15% of the free cash-flow generated by the CMC during the 5-year period after which the CMC is cumulative free cash-flow positive from Completion, to a maximum of US$10.0 million. Specific material terms of the Earn-Out Agreement including the following:

•	the Earn-Out Consideration will be determined as being equal to 15% of the Free Cash Flow of the Company during the Earn-Out Period, calculated and paid at the end of each relevant fiscal year of the Company during the Earn-Out Period;

•	Free Cash Flow will be determined as the net income or loss of the CMC, with adjustment for certain amounts specified in the Earn-Out Agreement related to depreciation and amortization, non-cash expenses and losses, deferred income tax and sustaining capital expenditures, each as determined in accordance with IFRS;
•	the Earn-Out Period will begin on the Trigger Date and will expire on the earlier of;

o	the date that is five years from the Trigger Date, and
o	the date on which the Cumulative Free Cash Flow generated from the CMC since the Trigger Date has equaled an amount such that the Earn-Out Consideration to be paid by the Company to Nyrstar under the Earn-Out Agreement will equal US$10.0 million;

•	the Trigger Date will be the date on which the aggregate cumulative Free Cash Flow generated by the CMC from the Date of Commencement of Commercial Production has equaled or exceeded the amount of the Start-Up Expenditures, as defined in the Earn-Out Agreement, incurred by the Company from the date of Completion of the Acquisition to the Date of Commencement of Commercial Production; and
•	the Date of Commencement of Commercial Production will be the date after Completion which is the first day of the first three month period (whether calendar months or otherwise) during which period the average rate of production at the CMC is at least 400 tonnes per day (with production calculated on the basis of mined material processed through the plant).

The Company will guarantee to Nyrstar the payment by Coricancha of the Earn-Out Consideration under the Earn-Out Agreement.

Reclamation Agreements

The SPA includes agreements between the Company, GP Peru, Coricancha and Nyrstar regarding legacy environmental issues relating to the CMC which are effective on Completion. These agreements are set out in clause 6 of the SPA and relate to the reclamation of tailings facilities at the CMC and the funding of the corresponding reclamation costs. These terms include the following material provisions:

•	GP Peru will cause Coricancha to reclaim the Cancha 1 and Cancha 2 tailings facilities (being part of the CMC), in accordance with the mine closure plan approved by the Peru Ministry of Mines (the “Coricancha Mine Closure Plan”);
•	GP Peru will cause Coricancha to reclaim the Triana tailings facility (being part of the CMC), in accordance with the mine tailings abandonment plan approved by the Peru Ministry of Mines (the “Triana Tailings Abandonment Plan”);
•	Nyrstar will fund the payment of the Reclamation Costs associated with the undertaking the reclamation work required to complete the Coricancha Mine Closure Plan and the Triana Tailings Abandonment Plan to a maximum of US$20 million; and
•	Nyrstar will advance funds to Coricancha to fund the Reclamation Costs on a quarterly basis in accordance with agreed upon mechanics set forth in the SPA.

In addition, Nyrstar has agreed to settle all outstanding fines or sanctions relating to the CMC, to a maximum of US$4.0 million (subject to certain exclusions to which the cap will not apply).

Mine Closure Agreement

The Mine Closure Agreement relates to the mine closure bond required to be maintained by Coricancha for the CMC (the “Mine Closure Bond”) in order to comply with the mine closure bond requirements imposed by the Ministerio de Energia y Minas of Peru (the “Peru Ministry of Mines”). Under the Mine Closure Agreement, Nyrstar has agreed to maintain the required Mine Closure Bond up to an amount of US$9.7 million for a three year period following Completion (the “Mine Closure Period”). During this Mine Closure Period, Coricancha will be responsible for any portion of the Mine Closure Bond required by the Peru Ministry of Mines that is in excess of this US$9.7 million amount. In accordance with these obligations, Nyrstar is responsible, at its expense, for providing security for the initial US$9.7 million amount of the Mine Closure Bond and Coricancha is responsible, at its expense, for providing security for any excess amount.

In the event that Coricancha makes a final, irrevocable decision to permanently close the CMC during the Mine Closure Period, the following will apply:

•	Nyrstar will pay to Coricancha the amount of US$9.7 million in full and final release of its obligations under the Mine Closure Bond (the “Closing Contribution”);
•	Coricancha will take all steps necessary to establish a new Mine Closure Bond in the amount of US$9.7 million;
•	Nyrstar will terminate its original Mine Closure Bond in the amount of US$9.7 million;
•	Coricancha will proceed with the mine closure plan for the CMC using the Closing Contribution paid to Coricancha by Nyrstar;
•	if the costs of closing the CMC are less than the Closing Contribution paid by Nyrstar, Coricancha will return to Nyrstar the difference; and
•	if the costs of closing the CMC are greater than the Closing Contribution paid by Nyrstar, Coricancha will be responsible for any excess closure costs.

In the event that Coricancha does not make a final, irrevocable decision to permanently close the CMC during the Mine Closure Bond Period, Coricancha will make arrangements for the release of the obligations of Nyrstar under its portion of the Mine Closure Bond, which arrangements will be in effect upon expiry of the Mine Closure Bond Period, and Nyrstar will then have no further responsibility or liability in connection with the Mine Closure Bond.

Parent Company Guarantee of Nyrstar NV

Under the Parent Company Guarantee, Nyrstar NV, the parent of Nyrstar, has guaranteed to the Company, GP Peru and Coricancha, as beneficiaries, the punctual payment and performance by Nyrstar of the obligations of Nyrstar under:

•	Clause 2 of the Mine Closure Agreement relating to the obligations of Nyrstar to post the Mine Closure Bond and advance the Closure Contribution, in each case to a maximum of US$9.7 million;
•	Clause 5(h) of the SPA relating to tax indemnification matters; and
•	Clause 6 of the SPA relating to the obligations of Nyrstar to fund the Reclamation Costs for the CMC.

The obligations of Nyrstar NV are limited to the following maximum guaranteed amounts:

•	US$9.7 million with respect to the guaranteed obligations under clause 2 of the Mine Closure Agreement, and
•	US$20.0 million with respect to the guaranteed obligations under clause 6 of the SPA relating to Reclamation Costs.

The guaranteed obligations with respect to the tax indemnification under clause 5(h) of the SPA will not be subject to the foregoing maximum guaranteed amounts and will be subject to the indemnification provisions of the SPA with respect to these obligations.

The CMC Mine

The CMC is located in the central Andes of Peru, approximately 90 kilometres by paved highway east of the city of Lima. The CMC is a fully permitted polymetallic mine that includes an operational 600 tonne per day flotation and gold BIOX® bio-leach plant along with supporting mining infrastructure. The CMC has been on care and maintenance since August 2013 when it was closed due to falling commodity prices. The CMC property comprises more than 3,700 hectares in the prolific Central Polymetallic Belt and production at the mine dates back to 1906. Gold-silver-lead-zinc-copper mineralization (approximately 80% gold-silver by value) occurs as massive sulphide veins that have been mined underground by cut and fill methods.

Plan of Operations for Coricancha

Great Panther’s plans include further evaluations of the current mine and processing infrastructure, mine rehabilitation and development in preparation for underground drilling, environmental studies, and the initiation of a preliminary feasibility study for the reactivation of the CMC (a “PFS”). Depending upon the outcome of the PFS, capital investments in support of restarting operations could commence in 2018. The Company is currently working on an updated mineral resource estimate for the CMC, which is expected to be completed towards the end of the third quarter of 2017.

Forward Looking Information

This material change report contains forward-looking statements within the meaning of securities laws (together, "forward-looking statements"). Such forward-looking statements include but are not limited to statements regarding: the timing and cost to the Company of reactivating the CMC, anticipated processing and production rates that may be achieved at the CMC upon reactivation, the ultimate cost of reclaiming legacy tailings facilities, potential increases to the CMC resource base, the availability of adequate financing, and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company's operations in a foreign jurisdiction, technical and operational difficulties that may be encountered with reactivation of the CMC, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, uncertainty in mineral resource estimation, physical risks inherent in mining and reclamation operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, permitting risks, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company's Annual Information Form and MD&A for the year ended December 31, 2016 and Material Change Reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov. There is no assurance that such forward looking statements will prove accurate; results may vary materially from such forward looking statements; and there is no assurance that the Company will be able to identify and acquire additional projects or that any projects acquired will be successfully developed. Readers are cautioned not to place undue reliance on forward looking statements. The Company has no intention to update forward looking statements except as required by law.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51–102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Jim Zadra
Chief Financial Officer
Telephone: 604-608-1766

Item 9	Date of Report

July 10, 2017